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June 3, 2004

SEC MAIL PROCESSING
RECEIVED
JUN 0 4 2004
WASH. D.C. 158 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release regarding an equipment purchase contract which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

dly 7/1

File No.: 82-34696

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited
(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

June 3, 2004

File No.: 82-34696

The attached press release for China Oilfield Services Limited was published in accordance with the Listing Rules of the Stock Exchange of Hong Kong Limited.

File No.: 82-34696

【 For Immediate Release】

COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

China Oilfield Services Limited and National Oilwell L.P. Signed a Jack-Up Rig Equipment Purchase Contract

(May 30, 2004 – Hong Kong) China Oilfield Services Limited ("COSL" or the "Company"; Stock code: 2883), the leading integrated oilfield services provider in the offshore PRC market, is pleased to announce that it has signed an equipment purchase contract with the US-based National Oilwell L.P., The total consideration for the contract is over US$30 million.

Under the contract, National Oilwell provide four sets of equipment for COSL's new 400-feet jack-up drilling rig under construction, consisting of a drilling system, a mud mixing and solid controlling system, a BOP handling system and a rig jacking system. National Oilwell will provide the drilling system on EPC basis, including its design, construction, equipment supply and commissioning.

Present at the signing ceremony were Mr. Yuan Guangyu, Chief Executive Officer of COSL, Mr. Jiang Longsheng, Vice President of China National Offshore Oil Corporation (CNOOC), controlling shareholder of COSL, and Mr. Pete Miller, Chairman of National Oilwell.

Mr. Jiang Longsheng, Vice President of CNOOC, said at the signing ceremony, "The construction of the new jack-up drilling rig is mainly to satisfy the needs of COSL's operations in the oilfield services market. Its purchase of the internationally advanced drilling equipment and system will enhance COSL's technological and operational capabilities. It will also enable COSL to provide more comprehensive and quality services to its customers."

Mr. Yuan Guangyu, CEO of COSL, also commented during the ceremony, "The selection of National Oilwell was made on basis of a competitive bidding, in which National Oilwell scored very well on operational requirements, technological requirements, construction period, pricing and other requirements. National Oilwell received the highest overall rating. The signing of this contract marked a milestone in our drilling rig construction program. As the drilling system constitutes the core equipment in a drilling rig, our cooperation with National Oilwell will no doubt ensure the punctuality and quality of our jack-up rig construction. We will be signing other equipment purchase contracts in accordance with the progress of our construction program. I'm happy to report that, to date, the construction of our new jack-up drilling rig is on track steadily and smoothly as planned."

-End-

Background Information

National Oilwell L.P., headquartered in Houston, Texas, is a worldwide leader in the design, manufacture and sale of comprehensive systems and components used in oil and gas drilling and production. National Oilwell designs, manufactures and assembles drawworks, mud pumps, power swivels (also known as "top drives"), masts, derricks, sub-structures, drilling motors and specialized drilling tools. National Oilwell also offers engineering and fabrication services to integrate its drilling products and deliver complete land drilling rigs and drilling modules for offshore applications.

China Oilfield Services Limited is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production, including drilling, well services, marine support and transportation and geophysical services. COSL has been listed on the Main Board of the Hong Kong Stock Exchange since November 20, 2002.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR ASIA LTD
Natalie Tam/Antonia Au/ Katie Tsui
Tel: 2136 6182/ 2136 6176/ 2136 6955
Fax: 2136 6068
Email: natalietam@iprasia.com.hk / antoniaau@iprasia.com.hk / katietsui@irparsia.com.hk